Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, California 93108
619-881-2800

VIA EDGAR AND FEDERAL EXPRESS

September 3, 2010

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:  Joanna Lam

RE:           Royale Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-22750

Dear Ms. Lam:

This letter responds to your letter dated August 27, 2010, regarding our Forms 10-K and 10-Q.  Today we have filed (via EDGAR) Amendment No. 2 to our Form 10-K for the year ended December 31, 2010, which incorporates the changes discussed in this letter.  Enclosed (via Federal Express) are three copies of the amended Form 10-K, marked to show changes from Amendment No. 1 (filed on August 5, 2010) and keyed to your comments in the right hand margin of the report.  Page references are to the amended Form 10-K filed via EDGAR.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following numbered responses correspond to the numbered comments in your August 27 letter.

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements

Supplemental Information about Oil and Gas Producing Activities, page F-29

1.
Given that you report proved undeveloped reserves as of December 31, 2009, please also disclose material changes in your proved undeveloped reserves that occurred during 2009 to comply with Item 1203 of Regulation S-K.

This disclosure should include a discussion of the investments and progress you have made during the year to develop your reserves and of the reasons why material amounts of proved undeveloped reserves remain undeveloped for periods greater than five years, when these conditions arise.

Response: We added the following text to the Supplemental Information below the Changes in Estimated Reserve Quantities table on page F-32:

“In 2009, we decided not to drill two locations that had previously been classified as having proved undeveloped reserves, and therefore we reduced our Proved undeveloped reserves by 136,406 MCF, to 55,196 MCF.  The remaining proved undeveloped reserves at year end in 2009 consisted of one location with reserves which had been identified in a prior year.  This location was not developed during 2009.”

2.
We note that your reserves have been evaluated by Netherland, Sewell & Associates, Inc, a third party engineering firm. Please disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates to comply with Item 1202(a)(7) of Regulation S-K.

Response: We added the following text to the Supplemental Information on page F-30:

“The technical persons responsible for preparing the reserves estimates presented in the report of Netherland, Sewell & Associates, Inc., meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  Netherland, Sewell & Associates, Inc. is a firm of independent petroleum engineers, geologists, geophysicists, and petrophysicists; and do not own an interest in our properties and are not employed on a contingent basis.”

3.
We note that you report significant changes in extensions, discoveries and improved recovery in 2009. Please provide in your filing and along with the table explanations for these changes to comply with FASB ASC Topic 932-235-50-5.

Response: We added the following text to the Supplemental Information disclosure below the Changes in Estimated Reserve Quantities table on page F-32:

“Extensions, discoveries and improved recovery at December 31, 2009, consisted of new discoveries of proved developed producing and proved developed non-producing reserves of 2,226,380 MCF that were added as a result of three new wells that were successfully drilled in 2009.  All three wells are currently producing gas wells as of August 2010.”

I trust that these responses fully respond to your comments.  If you have additional questions or comments, please contact us.

Very truly yours,

Royale Energy, Inc.

/s/ Stephen M. Hosmer
By:           Stephen M. Hosmer
Co- President, Co- Chief Executive Officer
and Chief Financial Officer